        December 13, 2006

  Re:
  Metaldyne Corporation
  Schedule 13E-3 filed on November 29, 2006
  File No. 5-35355

  Metaldyne Corporation
  Schedule 14A and 14C Information Statement/Proxy
  Statement filed on November 29, 2006
  File No. 1-12086

Dear Mr. Pressman:

        Pursuant to our discussion this morning and with your permission, on behalf of Metaldyne Corporation ("Metaldyne" or the "Company"), please find attached changed pages to the Company's Amendment No. 1 to its Information Statement/Proxy Statement on Schedules 14A and 14C (the "Statement") filed with the Commission on November 29, 2006. These changed pages reflect the Company's responses to the Staff's comments contained in its letter dated December 8, 2006 relating to the Statement and Amendment No. 1 to the Company's Schedule 13E-3 transaction statement (the "Schedule 13E-3") filed with the Commission on November 29, 2006. Four copies of the changed pages and three copies of this letter will be hand delivered to you for the Staff's convenience.

        Metaldyne is deeply appreciative of the prompt response to its filings and the Staff's sensitivity to its timing issues with respect to this transaction. Again, we have been asked to express that we are available to work with the Staff to expedite its review as quickly as practicable. To this end, please do not hesitate to contact us to discuss any of the Staff's comments or questions or the Company's responses.

        Set forth below are the Staff's comments contained in your letter and immediately below each comment is the Company's response. Unless otherwise noted, all page references are to the Schedule 13E-3 and the Statement, as amended.

  General

        1.     We note your response to our prior comment 1 and reissue in part. It is not clear that the purchase agreements pertain solely to reinvestment of the cash proceeds. In addition, it appears that where each party has agreed to engage in the merger they have taken action together with respect to, at a minimum, the disposition of Metaldyne stock. As such, please explain why the signing of the stockholder group did not constitute the formation of a group for purposes of Rule 13d-5(b).

        Response:    We have forwarded this comment to each holder of Metaldyne common stock that has signed the Stock Purchase Agreements, including those that have already filed a Schedule 13D with the Commission. As the Staff is aware, Metaldyne is not in control of the response to this comment. However, we understand that they are considering this comment and we are hopeful that we will have a positive response from them soon. In any event, we expect that it will take a fair amount of coordination and some time for the filings to be prepared and made, although we have advised them that any filings should be made as promptly as possible. We will advise the Staff as soon as we have further information concerning these matters.

  Schedule 13E-3

        2.     We note your response to our prior comment 2 and reissue in part. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide an expanded analysis in support of your argument that Credit Suisse First Boston Equity Partners ("CSFB"), Masco, RHJI, Asahi Tec Corporation, Argon Acquisition Corp., and Daimlyer Chrysler are not affiliates engaged in the going-private transaction. In the alternative, please revise to include each as a filing person on the Schedule 13E-3. Refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000.

        Response:    RHJI, Asahi Tec Corporation and Argon Acquisition Corporation have each agreed to become a filing person of the Schedule 13e-3. CSFB and Masco are still considering this issue, but we are hopeful that they will agree to become filing persons, whether or not they agree with the Staff's comment. Once this is determined, we expect that the amended filing will be made, together with all of the corresponding disclosures that are required. However, DaimlerChrysler ("DCX") has not agreed to become a filing person and, for the reasons stated below which have been reviewed by DCX and Metaldyne, we believe they are not required to become a filing person.

        DCX would be considered to be subject to a filing obligation under Rule 13e-3, or a filing person, if (1) it were an "affiliate" of Metaldyne before the transaction and is or could be deemed to be, directly or indirectly, an "affiliate" of Asahi Tec or Metaldyne following the transaction (e.g., on both sides of the transaction) and (2) it were engaged in the Rule 13e-3 transaction. As discussed in the following paragraphs, in the case of the subject transaction, we do not believe DCX has a filing obligation under Rule 13e-3. Preliminarily and for clarity in considering what distinguishes DCX from Masco and the CSFB Funds (the other non-acquiror entities referred to above that have agreed to file a Schedule 13e-3), we note that DCX is not an owner of common stock or voting stock of Metaldyne at all and, therefore, it is not one of the principal company stockholders referred to in the Statement. In fact, DCX was not an investor in Metaldyne. DCX acquired its Series A-1 Preferred Stock and certain notes of Metaldyne in partial consideration for the purchase by Metaldyne of a plant and related businesses from DCX.

        DCX is not, and has not been, an "affiliate" (within the meaning of Rule 13e-3(a)(1)) of Metaldyne prior to the transaction. DCX does not own any Metaldyne voting securities or have any contractual rights that provide it with sole or shared "control" (within the meaning of Rule 12b-2) of Metaldyne.

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  The only security possessing the right to vote in the election of Metaldyne directors under ordinary circumstances is the Metaldyne common stock. DCX does not own any Metaldyne common stock.

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  DCX does not have the right to designate or vote for directors of Metaldyne and no employee or affiliate of DCX is a director or executive officer of Metaldyne. DCX is not a party to any shareholders agreement pertaining to any securities of Metaldyne. Nor does DCX have any board observation rights.

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  DCX's ownership of securities of Metaldyne is limited to (1) shares of Series A-1 Preferred Stock (the "Preferred Stock") of Metaldyne and (2) $31.7 million principal amount of 10% Senior Subordinated Notes due 2014 (the "Notes") of Metaldyne.

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  The Preferred Stock does not entitle DCX to vote upon matters submitted to common stockholders of Metaldyne. Under the terms of the Preferred Stock, there is a limited and customary circumstance under which DCX may elect a single director of Metaldyne. That limited circumstance would arise if and only if Metaldyne were in default with respect to the payment of dividends for a specified period or in respect of a mandatory redemption obligation under the terms of the Preferred Stock. However, Metaldyne is not in default. In fact, the mandatory redemption obligation does not arise until December 31, 2013 and Metaldyne can avoid a default in the payment of dividends by adding the amount of unpaid dividends to the liquidation preference of the Preferred Stock, as it has been doing.

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  The Notes are a typical debt instrument with customary covenants and remedies provisions. In fact, they are identical to the other outstanding senior subordinated debt securities of Metaldyne, other than with respect to interest rate, maturity and related economic terms. The Notes do not afford DCX any rights with respect to the governance of Metaldyne.

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  Finally, it should be noted that DCX is not entitled to vote upon the Merger under applicable corporate law and it has no express rights to block the Merger. While Asahi Tec sought the consent of DCX to the proposed transactions, it was simply due to its requirement that DCX reinvest in Asahi Tec and the need to obtain a waiver under the terms of Notes for financing reasons. We do not believe that these facts, either by themselves or with other facts, render DCX to be an affiliate of Metaldyne, either directly or indirectly under the principles previously enunciated by the Commission and the Staff.

        Based upon information available to us, we do not believe that DCX will be an "affiliate" of Metaldyne or Asahi Tec following the transaction. Following the transaction, DCX will not have any contractual rights that provide it with sole or shared "control" (within the meaning of Rule 12b-2) of Metaldyne or Asahi Tec. We understand and have considered the Staff's view that there are circumstances under which one should look through a transaction and deem a person to be an affiliate—i.e., on both sides of a transaction. These are the reasons why RHJI, Asahi Tec and Argon Acquisition, as well as senior management, have agreed to become filing persons. To our knowledge, there are no facts present here that should result in DCX becoming a filing person. We understand the following from Asahi Tec:

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  DCX will not have the right to designate or vote for directors of Metaldyne or Asahi Tec following the transaction and will not have any board observation rights.

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  No employee or affiliate of DCX will be a director or executive officer of Metaldyne or Asahi Tec following the transaction.

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  DCX will not be a party to any shareholders agreement pertaining to any securities of Metaldyne or Asahi Tec following the transaction.

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  DCX's ownership of Asahi Tec securities following the transaction will be limited to class C convertible preferred stock of Asahi Tec. The preferred stock is a 10 year security that can be put to Asahi Tec for cash after seven years. The holders of the class C convertible preferred stock are not entitled to designate or vote for directors of Asahi Tec. The class C convertible preferred stock is convertible into shares of common stock of Asahi Tec at a conversion price of 150% of the average closing sale price of Asahi Tec common stock for the ten consecutive business day period ending on the last business day prior to the issue date. As such the class C convertible preferred stock is "out-of-the-money". If DCX were to immediately convert such shares, it would forfeit one-third of its value, or approximately $28.7 million. Since the class C convertible preferred stock is non-voting and is not economical to convert, we do not believe it puts DCX into a control position, especially in light of what we understand to be the following ownership of the outstanding Asahi Tec common stock immediately following the transaction (on a fully diluted basis without regard to the class C preferred stock): RHJI—approximately 42%; RHJI's co-investor, Mitsui—approximately 22%; and Heartland—approximately 14%. These three shareholders represent, in aggregate, approximately 78% of the outstanding common stock of Asahi Tec immediately following the transaction. Furthermore, we understand that each of these three beneficial owners are a party to shareholders agreements.

    To put this into further perspective, even if one were to disregard the enormous disadvantage of converting class C convertible preferred stock into shares of Asahi Tec common stock upon closing, DCX's ownership would be approximately 6.8% of the outstanding shares of Asahi Tec common stock (assuming conversion of the class C convertible preferred stock at a hypothetical conversion price that is based on the current Asahi Tec common stock price since the conversion price is not presently determinable). On this basis, we understand that the three shareholders referred to above would still own approximately 69% of Asahi Tec and possess certain rights under shareholder agreements. Based upon information available to us, and considering the pro forma stock ownership of Asahi Tec generally following the transaction, this is insufficient in our view, and in the view of Asahi Tec's counsel, to render DCX an affiliate of Asahi Tec following the transactions, in the absence of other indicia of control, which are not present here.

        In addition, we do not believe that DCX is engaged in a Rule 13e-3 transaction. DCX's involvement in the transaction is solely limited to the following.

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  First, DCX agreed to reinvest the proceeds of its Merger consideration in the shares of Asahi Tec class C convertible preferred stock. It was approached by Asahi Tec for this purpose. It did not propose, negotiate or consider the terms of the Rule 13e-3 transaction in connection with these matters. Its involvement was solely limited to responding to, and negotiating, proposals related to, the terms of the Asahi Tec class C convertible preferred stock. During the course of those discussions, in the interest of securing the most value for itself, it expressed clear views concerning the value to be received by only one of the other preferred stockholders, specifically Heartland Industrial Partners, L.P., but it did not negotiate the consideration to be received by common stockholders of Metaldyne. We do not believe that these discussions cause DCX to be engaged in the Rule 13e-3 transaction. Rather, we believe that DCX was negotiating on its own behalf for the highest value obtainable from Asahi Tec upon reinvestment.

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  Second, DCX agreed to consent to the Merger and related transactions under the terms of the Notes. It was approached by Asahi Tec and Metaldyne for this purpose. It did not propose, negotiate or consider the terms of the Rule 13e-3 transaction itself in connection with these matters. Its involvement was solely limited to reviewing the proposed terms of the consent, which was required due to financing considerations that necessitated leaving the Notes outstanding following the Merger.

    In fact, DCX agreed to consent to the Merger and make the necessary modifications to its Notes without any negotiation or counterproposals on terms, apart from seeking to ensure (as was offered to it) that it was consenting on the same basis as the other Metaldyne senior subordinated noteholders.

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  Finally, we should add that we do not think that, in their capacity solely as a preferred stockholder and creditor, DCX was in receipt of any information or in any position that would permit it to evaluate, nor in fact do we believe that it did evaluate or consider, the fairness of the Merger to any person, including any unaffiliated stockholder of Metaldyne.

        Accordingly, for the foregoing reasons, we respectfully submit that DCX is not a filing person.

  Schedules 14A and 14C

  General

        3.     We note your reliance on Rule 14a-2(b)(2) in your response to our prior comment 6. However, it appears that the solicitation of shareholder approval was made by you in conjunction with the acquiror. Either explain why you believe the solicitation was not made on behalf of the issuer or please provide your analysis explaining what exemption from the proxy rules you relied upon when soliciting shareholder approval for the merger transaction.

        Response:    We respectfully submit that we continue to believe that the solicitation by Asahi Tec of the consent of Heartland, CSFB and Mr. Amato is exempt pursuant to Rule 14a-2(b)(2). Counsel for Asahi Tec, Cravath, Swaine & Moore LLP, has also submitted a letter, which accompanies this response letter, confirming its agreement with this response. Rule 14a-2 exempts from certain provisions of the proxy rules:

    "any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten."

        The two requirements of this exemption are that there are ten or fewer persons being solicited and that the solicitation is being "made otherwise than on behalf of the registrant." This is a fact-based analysis and the facts support that the solicitation of the consents of Heartland, CSFB and Mr. Amato satisfied both of these requirements.

        With respect to the requirement that ten or fewer persons be solicited, we understand Asahi Tec solicited consents only from Heartland, CSFB and Mr. Amato. Thus, the ten or fewer person requirement is satisfied, as only three persons were solicited and consented.

        The Staff's comment indicates that it appears that the solicitation was made in conjunction with Metaldyne. This was not the case. The solicitation of these persons was required and initiated by Asahi Tec, thereby satisfying the "otherwise than on behalf of the registrant" requirement.

        In the negotiations leading up to the execution of the Agreement and Plan of Merger dated August 31, 2006, and the Amended and Restated Agreement and Plan of Merger dated as of November 27, 2006, Asahi Tec informed Heartland that Asahi Tec was unwilling to sign a merger agreement unless Heartland and CSFB, as stockholders owning a substantial majority of the Metaldyne Common Stock, consented to the Merger immediately following the approval and execution of the Merger Agreement. Asahi Tec later required Mr. Amato to consent as well. These requirements were communicated by Asahi Tec and its counsel directly to Heartland and Mr. Amato. Although the Metaldyne board made its recommendation that the Merger Agreement be approved by stockholders, as required by the Delaware corporate statute, Metaldyne did not solicit Heartland, CSFB or Mr. Amato to provide their consents or otherwise solicit stockholder approval of the Merger.

        Asahi Tec's position concerning the consents and the responsibility that it undertook for soliciting the consents was reflected in various places in both Merger Agreements. Specifically, at Asahi Tec's insistence, Section 8.01 of each Merger Agreement gave Asahi Tec the right to terminate the agreements if written consents were not obtained promptly following the signing. To that end, Section 6.01(b) of each Merger Agreement set forth that it was Asahi Tec's responsibility for seeking those consents. Specifically, Section 6.01(b) provides:

          "Parent [Asahi Tec] shall, promptly following the date of this Agreement, seek the Company Stockholder Approval by written consent of the holders of a majority of the outstanding Company Common Stock."

        There was no requirement in the Merger Agreement for the Company to solicit stockholders for the Merger and it did not do so. As noted, the Company's sole act in this regard was for its board to make the Delaware statutorily-required recommendation to Metaldyne's common stockholders that they adopt the Merger Agreement. We, as the Company's counsel, also performed the ministerial act of receiving and holding the consents in escrow for delivery to Asahi Tec following signing of the Merger Agreement.

        We further note that seeking written consents, as opposed to undertaking a proxy solicitation of all stockholders, was contrary to the interests of Metaldyne and its stockholders. Section 5.02(a) of each Merger Agreement permits the Company to engage in discussions and negotiations with a person who has made a Superior Company Proposal or a Company Takeover Proposal and is capable of making a Superior Company Proposal, but the right to engage in such discussions and negotiations terminates upon the receipt of Metaldyne stockholder approval. Thus, the solicitation by Asahi Tec and its obtaining written consents immediately following signing of the Merger Agreement ended the Company's ability to entertain discussions and negotiations with any person who would make a Superior Company Proposal or was reasonably capable of making a Superior Company Proposal. Terminating such right promptly following the signing of the applicable Merger Agreement, rather than following the two to three month process that a proxy solicitation would typically take, was neither in the interests of the Company nor its stockholders. Rather, obtaining such written consents was in the interests of Asahi Tec.

        In summary, Asahi Tec initiated the subject of obtaining written consents from three stockholders and, despite vigorous bargaining, insisted on such requirement. As the consents were required and solicited by Asahi Tec, in Asahi Tec's interests and not in the interests of the Company and its stockholders, we respectfully submit the solicitation was "made otherwise than on behalf of the registrant."

  Information Statement/Proxy Statement

        4.     We reissue our prior comment 11. In your letter to stockholders, your summary term sheet and elsewhere as appropriate, identify all principal company stockholders and parties to the stockholder agreement in the letter to shareholders.

        Response:    We have modified the attached pages of the Statement, both in the letter to stockholders, in the summary term sheet at page 4 and at page 45 under "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger," to identify all principal company stockholders and parties to the stockholders agreement.

  Position of Our Board of Directors

        5.     We note your response to prior comment 45 and reissue. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. See Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly. For instance, it appears that there is no discussion of going-concern value or liquidation value.

        Response:    We have modified the attached pages of the Statement, at pages 31-32 under "The Merger—Special Factors—Reasons for the Merger," to discuss each of the factors outlined in Instruction 2 to Item 1014, including going concern value and liquidation value, to explicitly address them and their relevance or irrelevance in considering the fairness of the transaction.

* * * * *

        The undersigned, on behalf of the Company, hereby acknowledges that:

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  the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

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  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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  the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Comments or questions regarding any of these matters may be directed to Jonathan Schaffzin at (212) 701-3380 or Les Duffy at (212) 701-3840.

Very truly yours,
/s/ JONATHAN A. SCHAFFZIN Jonathan A. Schaffzin

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Mail Stop 3651
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

VIA EDGAR
cc:	John Stickel Metaldyne Corporation, Attn: Logan G. Robinson, Esq. Thomas Dunn, Esq., Cravath, Swaine & Moore LLP Les Duffy, Esq.

        [CRAVATH, SWAINE & MOORE LLP LETTERHEAD]

CONFIDENTIAL

December 13, 2006

Metaldyne Corporation
Schedule 13E-3 filed on November 29, 2006
File No. 5-35355

Metaldyne Corporation
Schedule 14A and 14C Information
Statement/Proxy Statement filed on
November 29, 2006
File No. 1-12086

Dear Mr. Pressman:

        Reference is made to the letter (the "Letter") sent on behalf of Metaldyne Corporation ("Metaldyne"), dated the date hereof, setting forth the response of Metaldyne to the Staff's comments set forth in the Staff's letter dated December 8, 2006, relating to the Schedule 13E-3 transaction statement and Amendment No. 1 to Metaldyne's Information Statement/Proxy Statement on Schedules 14A and 14C, in each case filed with the Commission on November 29, 2006.

        On behalf of Asahi Tec, we confirm that we are in agreement with Metaldyne's response to the Staff's comment 3 set forth in the Letter.

        Asahi Tec very much appreciates the Staff's understanding of our timing sensitivities. If we can provide any assistance to help expedite the review process, please do not hesitate to contact us.

Best regards,
/s/ THOMAS DUNN Thomas Dunn

Michael Pressman
    Special Counsel
        Office of Mergers & Acquisitions
            Mail Stop 3651
                Securities and Exchange Commission
                    100 F. Street, N.E.
                        Washington, D.C. 20549-3651

647A

VIA EDGAR

respective subsidiaries and shares ("Dissenting Shares") as to which Common Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive $2.57 in cash, without interest. Holders of these shares will receive a higher price per share if the average closing price of the Asahi Tec common stock for a 30 trading day period prior to closing of the Merger (the "Closing Common Price") is higher than $2.9693 (the "Signing Price"), as determined under the Merger Agreement. In addition, all holders of the Company's preferred stock have been required by Asahi Tec, and have agreed, to reinvest their proceeds in Asahi Tec convertible preferred stock or common stock of Asahi Tec to be issued in a private placement. The principal company stockholders and the preferred stockholders have agreed to waive their appraisal rights with respect to the Merger under the DGCL. The principal company stockholders are Heartland Industrial Partners, L.P. and affiliated entities; Credit Suisse First Boston Equity Partners, L.P. and affiliated entities; Masco Corporation; Richard Manoogian and a related foundation; Wachovia Capital Partners 2000, LLC; BancBoston Capital, Inc. and Private Equity Portfolio Fund II, LLC; Metropolitan Life Insurance Company; Equity Asset Investment Trust; Annex Holdings I LP and 75 Wall Street Associates LLC; Long Point Capital Fund, L.P. and an affiliated entity; Graham Partners Investments, L.P. and affiliated entities; and CRM 1999 Enterprise Fund, LLC. None of the principal company stockholders have agreed to vote in favor of Proposal 1 and Proposal 2, which are described below in this Statement under "Matters for Which Written Consent Is Being Solicited."

        Separately, on August 31, 2006, the Board of Directors of the Company declared a distribution of all the common stock of TriMas Corporation that are owned by the Company to the Common Stockholders of record on the business day immediately prior to the Merger, subject to the closing of the Merger and certain other conditions. Accordingly, the foregoing merger consideration is not reflective of the value of the TriMas shares.

        Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

By Order of the Board of Directors,

Logan G. Robinson Secretary

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  company stockholders have agreed to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, the holders of the Company's series A and series A-1 preferred stock have entered into an amended and restated preferred stock purchase agreements pursuant to which such holders of the Company's preferred stock have agreed to reinvest their proceeds in Asahi Tec convertible preferred stock in a private placement. Heartland Industrial Partners, L.P., which together with its affiliated funds we refer to as Heartland, is both a principal company stockholder and the holder of the Company's series B preferred stock and also has entered into an amended and restated stock purchase agreement pursuant to which it has agreed to reinvest its series B preferred stock Merger proceeds in Asahi Tec common stock in a private placement. The price at which the principal company stockholders and the holder of the Company's series B preferred stock will purchase Asahi Tec common stock in the private placements is ¥206 per share (which is the price approved by the Asahi Tec shareholders at the November 16th extraordinary shareholders' meeting to approve the transaction), a discount to the Signing Common Price in the original August 31, 2006 stock purchase agreement. This discount is reflective of the same discount to be received by the other Asahi Tec investors involved in these transactions, as required by Japanese law. In addition, Heartland has agreed to purchase $15 million of additional shares of Asahi Tec for cash on the same basis to finance the Merger and related transactions, which we refer to as the Additional Investment. Metaldyne understands that Heartland intends to offer this investment on a pro rata basis to the other principal company stockholders. The Company understands that, after giving effect to the reinvestment, a new equity investment by RHJI and its co-investors in Asahi Tec and the Additional Investment, the principal company stockholders will collectively own approximately 20.4% of the outstanding common stock of Asahi Tec on a fully diluted basis (without giving effect to conversion of the convertible preferred stock to be issued to series A and series A-1 preferred stockholders since the conversion rate is not presently determinable) and RHJI will remain the largest stockholder of Asahi Tec with approximately 41.2% of the outstanding common stock of Asahi Tec on a fully diluted basis (without giving effect to conversion of the convertible preferred stock to be issued to series A and series A-1 preferred stockholders since the conversion rate is not presently determinable). See "The Merger—Other Agreements" beginning on page [75].

  The principal company stockholders are Heartland Industrial Partners, L.P. and affiliated entities; Credit Suisse First Boston Equity Partners, L.P. and affiliated entities; Masco Corporation; Richard Manoogian and a related foundation; Wachovia Capital Partners 2000, LLC; BancBoston Capital, Inc. and Private Equity Portfolio Fund II, LLC; Metropolitan Life Insurance Company; Equity Asset Investment Trust; Annex Holdings I LP and 75 Wall Street Associates LLC; Long Point Capital Fund, L.P. and an affiliated entity; Graham Partners Investments, L.P. and affiliated entities; and CRM 1999 Enterprise Fund, LLC.

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Interested Persons.  In connection with the Merger, our controlling stockholder, Heartland, the other principal company stockholders and certain directors and executive officers of Metaldyne will receive benefits and be subject to obligations that are different from, or in addition to, the benefits and obligations of the 3% minority stockholders generally. The principal company stockholders, which includes Heartland, will be investing their Merger proceeds in Asahi Tec common stock and preferred stock. Heartland and, possibly, one or more of the other principal company stockholders will also be making the Additional Investment. The 3% minority stockholders will receive the merger consideration described above but will not have similar reinvestment rights and obligations. In addition, under a stockholders agreement entered into among the principal company stockholders, RHJI and Asahi Tec, subject to certain aggregate share ownership by the principal company stockholders, Heartland and certain funds affiliated with Credit Suisse First Boston Equity Partners, which we refer to as the CSFB Private Equity Funds, have the right to nominate directors of Asahi Tec and demand offering rights and information and other rights. The other principal company stockholders will also derive certain benefits under the stockholders agreement. As of December 11, 2006, Heartland beneficially owned approximately 50.04% of our Common Stock (see "Certain

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    The board considered these risks to be particularly negative since, if the Merger failed to close for any reason, Metaldyne could be materially and adversely impacted insofar as its trade creditors and suppliers might have greater concerns about Metaldyne's prospects and viability and might impose terms that would financially damage Metaldyne. In addition, since the prospect of an alternative transaction with similarly favorable terms as the Merger seemed remote, Metaldyne would continue to face the risks that led it to pursue a merger partner.

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  the risk and costs to Metaldyne if the Merger fails to close, including the diversion of management and employee attention, potential employee attrition and the potential affect on business and customer relationships;

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  that, if the conditions under the original Merger Agreement could have been satisfied, the per share cash Merger consideration payable to the 3% minority stockholders under the original Merger Agreement (determined as of November 17, 2006) would have been $3.69, rather than $2.57 as is the case under the amended and restated Merger Agreement, although it was considered that the $3.69 was not possible to achieve due to the expected failure of conditions and was subject to decrease if the Asahi Tec stock price declined for the relevant measurement period;

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  the fact that an all cash transaction would be taxable to the 3% minority stockholders for U.S. federal income tax purposes; and

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  the restrictions on the conduct of Metaldyne's business prior to completion of the Merger.

        In addition to the foregoing supportive and negative factors which the board considered in its determination to recommend the Merger, the board reviewed the following additional factors, which did not materially impact its consideration of the Merger as either supportive or negative but were nonetheless considered:

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  the ability of the principal company stockholders to participate in the future growth, if any, of Asahi Tec with Metaldyne as a part of it;

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  Asahi Tec refused to make available a reinvestment opportunity to the 3% minority stockholders for legal and timing reasons, including that it did not wish to register its common stock under the Securities Act of 1933;

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  Asahi Tec required such reinvestment as a condition of the deal, which was not only an opportunity for the principal company stockholders, but also a potential burden; and

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  the absence of any price protection in favor of the reinvesting stockholders to address the potential for changes in the value of the Asahi Tec common stock between signing and closing;

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  the absence of trading values for the Common Stock;

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  the absence of an auction of Metaldyne prior to the signing of the Merger Agreement; and

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  the expected consent of a majority of the Common Stockholders to approve the Merger soon after the signing of the Merger Agreement, which would likely preclude a superior offer being made on a timely basis.

        The following reviews certain other factors that may be important in considering the fairness of a transaction generally to unaffiliated security holders and whether or not the board of directors considered these factors in making its determination of fairness:

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  current and historical market prices for the Metaldyne common stock—As noted, there is no trading market for the Metaldyne common stock so these factors were not relevant to the board's evaluation of fairness.

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  net book value—The board of directors did not consider the Company's net book value, which is an accounting concept, to be material to the conclusion regarding the fairness of the Merger because they believed that net book value is not a material indicator of the value of the Company as a going concern, but rather is indicative of historical cost. The price of $2.57 to be paid to the 3% minority stockholders represents a premium of 85% to the net book value at October 1, 2006, of the Company, excluding the net book value attributed to the TriMas shares.

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  going concern value—The board of directors did consider "going concern value" and considered this to the best metric for valuing Metaldyne. It considered this to be the equivalent of the comparable companies and discounted cash flow analyses employed by Lazard, which utilized both market data and Company derived projections and related assumptions, among other things. No valuation materials were considered other than those provided by Lazard to the board of directors.

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  liquidation value—In the course of reaching its decision to approve the Merger Agreement, the Company's board of directors did not consider the liquidation value of the Company's assets because the Company was considered to be a viable going concern business. The board of directors believed that the liquidation value would be significantly lower than the Company's value as a viable going concern. The basis for this belief included the following factors: the Company's large order book and sales forecasts prepared by the Company's management (which were used in the going concern valuation discussed above); the approximately $700 million of value as of October 1, 2006 on Metaldyne's balance sheet representing intangible assets such as technology, customer contracts and goodwill that would have little to no value in a liquidation assumption; and the general overcapacity in the automotive supplier community and therefore the depressed prices expected for individual automotive assets. In addition, the board was considering the sale of Metaldyne as a going concern. Accordingly, the liquidation value of the Company was not relevant to a determination by the board as to whether the Merger is fair to the Company's unaffiliated stockholders.

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  purchase prices paid for Metaldyne common stock over the past two years by persons filing the Schedule 13e-3 related to this transaction—There have been no such purchases known to the board of directors so it did not consider this as relevant to a determination of fairness.

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  any report, opinion, or appraisal received by Metaldyne or any other filing person from an outside party that is materially related to the Merger—As noted above, and as discussed below under "—Opinion of Lazard Frères & Co. LLC", the board considered the presentation of Lazard and Lazard's opinion as to fairness from a financial point of view to be material factors in its determination of fairness to the Common Stockholders, including the 3% minority stockholders. The board was not aware of any reports, opinions or appraisals received by any other filing person in connection with its deliberations.

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  firm offers of which Metaldyne or any of the filing persons are aware made by any unaffiliated person, other than the filing persons, during the past two years for a merger or consolidation involving Metaldyne, or the sale or other transfer of all or any substantial part of the assets of Metaldyne, or a purchase of Metaldyne securities that would enable the holder to exercise control of the Metaldyne—There have been no such firm offers and, therefore, this factor was not relevant to the board's evaluation of the fairness of the Merger.

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  The cash received by the 3% minority stockholders is subject to taxation for United States Federal income tax purposes. However, as discussed under "The Merger—Special Factors—Material U.S. Federal Income Tax Consequences", the United States Federal income tax treatment of the cash to be received by the principal company stockholders is more complicated by reason of their agreement to reinvest in Asahi Tec common stock.

        The principal company stockholders are:

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  Heartland Industrial Partners, L.P. and affiliated entities (specifically, Metaldyne Investment Fund I, LLC, HIP Side-by-Side Partners, L.P. and Metaldyne Investment Fund II, LLC);

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  Credit Suisse First Boston Equity Partners, L.P. and affiliated entities (specifically, Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston Fund Investments VI Holdings, LLC, Credit Suisse First Boston Fund Investments VI-B (Bermuda), L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P., EMA Partners Fund 2000, L.P. and EMA Private Equity Fund 2000, L.P.);

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  Masco Corporation and Richard Manoogian, Chairman of the Board and Chief Executive Officer of Masco Corporation, and a related foundation, the Richard and Jane Manoogian Foundation; and

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  Wachovia Capital Partners 2000, LLC; BancBoston Capital, Inc. and Private Equity Portfolio Fund II, LLC; Metropolitan Life Insurance Company; Equity Asset Investment Trust; Annex Holdings I LP and 75 Wall Street Associates LLC; Long Point Capital Fund, L.P. and Long Point Capital Partners, L.L.C; Graham Partners Investments, L.P. and affiliated entities (specifically, Graham Partners Investments (A), L.P. and Graham Partners Investments (B), L.P.); and CRM 1999 Enterprise Fund, LLC.

        The following provides further detail on the foregoing and other benefits and detriments to Heartland (and the other principal company stockholders) and Metaldyne's directors and executive officers: